Mail Stop 6010

February 16, 2007

Catherine M. Vaczy, Esq.
Vice President and General Counsel
NeoStem, Inc.
420 Lexington Avenue, Suite 450
New York, NY 10170

Re: NeoStem, Inc.
Registration Statement on Form S-1
File Number 333-140512

Dear Ms. Vaczy:

        This is to advise you that we have limited our review of the above referenced registration statement to only the issues identified below. We will make no further review of this filing.

Form S-1

General

1. We note your Form S-1 is registering common stock underlying warrants that are a part of units which may be acquired pursuant to the exercise of outstanding warrants. It is also our understanding that each unit consists of common stock as well as a warrant to purchase shares of your common stock at a certain price ("unit warrants"). Regarding your registration statement of common stock underlying the unit warrants, please provide us with a detailed analysis explaining why you believe registration of common stock underlying the unit warrants is permissible when it appears such warrants are not currently outstanding. In the alternative, please remove the common stock underlying the unit warrants from this Form S-1.

2. In an appropriate place in your document, please provide descriptions of the private placement transactions pursuant to which the shareholders acquired the securities that you are registering in this Form S-1.

<u>Executive Compensation, page 41</u>

3. Please revise your Executive Compensation section so that it complies with the new executive compensation rules, including your compensation and discussion analysis disclosure. Please see Release No. 33-8723A.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        Please contact Song P. Brandon at (202) 551-3621 or me at (202) 551-3710 with any questions.

                                Sincerely,

                                Jeffrey P. Riedler
                                Assistant Director